Filed Pursuant to Rule 433
Registration No. 333-134553
October 17, 2006

Lehman Brothers Holdings Inc.

5.75% Subordinated Notes due January 3, 2017

Issuer:	Lehman Brothers Holdings Inc.

Ratings:	A2/A/A (Pos./Stable/Pos.)

Principal Amount:	$1,250,000,000

Security Type:	Subordinated Debt Securities

Legal Format:	SEC Registered

Issue Price:	99.659% of principal amount

Settlement Date:	October 24, 2006 (T+5)

Maturity Date:	January 3, 2017, subject to Redemption or Redemption Upon a Tax Event by the Issuer

Coupon:	5.75%

Benchmark Treasury:	4 7/8% due August 15, 2016

Spread to Benchmark:	103 bps

Interest Payment Dates:	Semi-annually on January 3 and July 3, starting January 3, 2007, provided that if such day is not a Business Day, the next succeeding Business Day

Date interest starts accruing:	October 24, 2006

Day Count:	30/360

Denominations:	$1,000/$1,000

CUSIP:	524908UB4

Redemption:

Lehman Brothers Holdings Inc. will have the option to redeem the notes, in whole or in part, at its option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date on which the notes are to be redeemed on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months, at an adjusted treasury rate plus 20 basis points.

Payment of Additional Amounts:

Lehman Brothers Holdings Inc. intends to pay principal and interest without deducting U.S. withholding taxes unless required by law. If Lehman Brothers Holdings Inc. is required to deduct U.S. withholding taxes from payments to a United States Alien, however, Lehman Brothers Holdings Inc. will pay additional amounts on those payments, but only to the extent described under “Description of Debt Securities— Payment of Additional

Amounts” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

Redemption Upon a Tax Event:

Lehman Brothers Holdings Inc. will have the option to redeem the notes at 100% of the principal amount of notes to be redeemed plus accrued interest before their stated maturity if Lehman Brothers Holdings Inc. determines that it has or will become obligated to pay additional amounts on the notes as a result of a change in tax law or there is a substantial possibility that it will be required to pay such additional amounts as described under “Description of Debt Securities—Redemption Upon a Tax Event” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

Subordination:

The notes are unsecured and will rank subordinated and junior in right of payment to all “senior debt” of Lehman Brothers Holdings Inc. as defined under “Description of Debt Securities—Subordinated Debt” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006. Additionally, for purposes of the notes, the definition of “senior debt” of Lehman Brothers Holdings Inc. shall also include (a) similar obligations arising from off-balance sheet guarantees and direct credit substitutes, and (b) obligations associated with derivative products such as interest and foreign exchange rate contracts, commodity contracts, and similar arrangements.

Limited Events of Default; No Acceleration:

The events of default under the notes will be limited to certain events of bankruptcy or insolvency relating to Lehman Brothers Holdings Inc., whether voluntary or not. There will be no right of acceleration of the payment of principal of the notes upon a failure to pay required interest, principal or premium, if any, on the notes when due; failure to make any required scheduled installment payment on the notes; or failure to perform any other covenant in the indenture for the notes, each as described under “Description of Debt Securities—Defaults” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006. The foregoing supersedes the information in “Description of Debt Securities—Defaults” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

Underwriters:	Lehman Brothers Inc. (88%) (bookrunner)

Banca IMI
BBVA Securities Inc.
Banc of America Securities LLC
Calyon
Citigroup
Commerzbank Corporates & Markets
Countrywide Securities Corporation
Fortis Securities
LaSalle Capital Markets
SunTrust Robinson Humphrey
Wells Fargo Securities
Zions Direct

(1% each)

Repayment of the notes is not protected by any Federal agency or by the Securities Investor Protection Corporation.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.